Exhibit 99.1

September 19, 2013

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the principal accountants for SaviCorp and, under the date of April 16, 2007, we reported on the financial statements of SaviCorp, Inc. as of and for the years ended December 31, 2006 and 2005. We understand that on November 14, 2011, we were dismissed. We have read SaviCorp’s statements included under Item 8 of its Form 10-K for the year ended December 31, 2007, dated September 20, 2013, and we agree with such statements, except that we are not in a position to agree or disagree with the date we were dismissed or SaviCorp’s statement that M&K CPAS PLLP was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on SaviCorp’s financial statements.

Very truly yours,

/s/ Ham, Langston & Brezina, LLP